25 July 2024

ISSUED ON BEHALF OF RELX PLC

Announcement of Non-Discretionary Share Buyback Programme

RELX PLC (the “Company”) announces in compliance with the UK and EU Market Abuse Regulations that it will implement an irrevocable, non-discretionary programme to repurchase its ordinary shares between 25 July 2024 and 3 December 2024 (the "Programme"), with a spend in this period of £250 million. This follows the successful completion of a £350 million non-discretionary programme on 22 July 2024. Both programmes are part of the £1 billion to be deployed on share buybacks in 2024, as announced on 15 February 2024. Since the start of the year, the Company has purchased 22.0 million shares at a total cost of £750 million.

The purpose of the Programme is to reduce the capital of the Company and it intends that shares purchased will be held in treasury.

Any share purchases will be made by the Company within certain pre-set parameters and in accordance with the general authority of the Company to repurchase shares granted by shareholders at the Company’s Annual General Meeting held on 25 April 2024 which, taking into account shares purchased subsequent to this meeting, permits the Company to purchase no more than 180.6 million ordinary shares. Any share purchases effected by the Company will be in accordance with the UK and EU Market Abuse Regulations and Chapter 12 of the Listing Rules.

The Company has entered into an agreement with J.P. Morgan Securities plc (“JPMS plc”) under which it has issued irrevocable instructions to JPMS plc to manage the Programme. JPMS plc will carry out the Company’s instructions through the acquisition of ordinary shares in the Company for subsequent repurchase by the Company. JPMS plc will make its trading decisions under the Programme independently of, and uninfluenced by, the Company.

-ENDS-

Enquiries

Colin Tennant (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724